Macquarie Capital (USA) Inc.

J.P. Morgan Securities Inc.

c/o       Macquarie Capital (USA) Inc.
125 West 55 Street
New York, New York 10019

January 14, 2010

Re:	Broadwind Energy, Inc. Registration Statement on Form S-1 Registration File No. 333-162790

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that (i) the Registration Statement, Form S-1 as filed on October 30, 2009, (ii) Amendment No. 5 to the Registration Statement, and (iii) the Preliminary Prospectus issued January 6, 2010, were distributed during the period January 6, 2010 through 5:00 p.m., Eastern Standard Time, January 12, 2010, as follows:

Registration Statement	Preliminary Prospectus
4 to Underwriters	4 to Underwriters
1,163 to Dealers and Others
989 to Institutions
Total: 4	Total: 2,156

We were advised on January 12, 2010 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Broadwind Energy, Inc. for acceleration of the effective date of the above-named

Registration Statement so that it becomes effective at 3:00 p.m. Eastern Standard Time on January 14, 2010, or as soon thereafter as practicable.

Very truly yours,

Macquarie Capital (USA) Inc.
J.P. Morgan Securities Inc.

Acting severally on behalf of themselves and the several Underwriters

By:	Macquarie Capital (USA) Inc.

By:	/s/ Jim Rossman
Name: Jim Rossman
Title: Senior Managing Director

By:	/s/ Michael Allison
Name: Michael Allison
Title: Managing Director

By:	J.P. Morgan Securities Inc.

By:	/s/ Yaw Asamoah-Duodu
Name: Yaw Asamoah-Duodu
Title: Executive Director